COLUMBIA PROPERTY TRUST, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Six Months Ended June 30, 2016	Year Ended December 31, 2015
Fixed charges
Interest expense[1]	$31,677	$78,096
Add: Capitalized interest	105	582
Total fixed charges	$31,782	$78,678

Earnings available for fixed charges
Net income	$19,983	$44,619
Add: Fixed charges	31,782	78,678
Less: Capitalized interest	(105)	(582)
Total earnings available for fixed charges	$51,660	$122,715

Ratio of earnings to fixed charges	1.63	1.56

[1]	Interest expense has been adjusted to exclude interest income related to development authority bonds, which is entirely offset by the related interest income.